FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number: 1-33659

COSAN LIMITED
(Translation of registrant’s name into English)

Av. Juscelino Kubitschek, 1726 – 6th floor
São Paulo, SP 04543-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

COSAN LIMITED

Item

1.
Press release, dated March 9, 2009, of the registrant’s subsidiary Cosan S.A. Indústria e Comércio (the “Company”) announcing the entering into long-term agreements by the Company's subsidiary Rumo Logística S.A. with ALL – América Latina Logística S.A., ALL – América Latina Logística Malha Paulista S.A., ALL – América Latina Logística Malha Oeste S.A., and Portofer Transporte Ferroviário Ltda.

2.	Notice to the market, dated April 8, 2009, of the registrant

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COSAN LIMITED

Date:	April 9, 2009	By:	/s/ Marcelo Eduardo Martins
			Name:	Marcelo Eduardo Martins
			Title:	Chief Financial and Investor Relations Officer

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Item 1

March 9th, 2009

Material Fact

São Paulo, March 9, 2009 – COSAN S.A. INDÚSTRIA E COMÉRCIO (Cosan, Bovespa: CSAN3), pursuant to CVM Instruction 358/02, hereby informs the public about the long-term agreements entered into by its indirect subsidiary, Rumo Logística S.A., with ALL – América Latina Logística S.A., ALL – América Latina Logística Malha Paulista S.A., ALL – América Latina Logística Malha Oeste S.A., and Portofer Transporte Ferroviário Ltda, together called “ALL”.

These agreements envisage the transportation by ALL of raw sugar and other derivatives (“Product”) with the expansion of ALL’s rail transport capacity through investments by Rumo in railway lines, wagons, locomotives, and terminals in ALL’s rail network.

Rumo should invest approximately R$ 1.2 billion in a rail transport system, to be supported by ALL’s operations, with (i) R$535 million in the duplication, expansion and improvements to the railway line and the yards in the Bauru-Santos/SP railway corridor, sharply increasing its operating capacity; (ii) R$ 435 million towards the acquisition of up to 79 locomotives and 1,108 hopper railcars with 30 tonne/axle capacity; and (iii) R$ 206 million towards the construction and expansion of terminals (“Investment”):

Investment	R$ million
Duplication of permanent ways/Yards expansion	535
Locomotives and Rails Cars	435
Terminals construction/expansion	206
Total	1,176

In return, ALL will provide transport services, guaranteeing (i) a minimum volume curve, reaching 1.09 million tonnes per month from the 4th year, (ii) competitive tariffs in comparison with road transport (iii) management of works and indication of locomotive and wagon suppliers; and (iv) payment of rent on equipment in proportion to the actual volume of the Product transported.

Consequent to Rumo’s Investment, ALL shall have additional transportation capacity, which will be proportional to the annual investment to be made by Rumo, as detailed in the table below:

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March 9th, 2009

	Year 1*	Year 2	Year 3	Year 4	Year 5
Monthly capacity available (k tons)	545	666	787	1,090	1,112
Number of Railcars (Rumo)	512	111	106	21	21
Number of Locomotives (Rumo)	50	17	12

* Year 1 – calendar year right after the implementation of Suspensive Conditions
Note: As of Year 5, a 2% annual growth of the monthly capacity may occur, as Rumo provides railcars.

The parties’obligations as per the instruments signed are subject to the following suspensive conditions: (i) Rumo will raise the total funds required for the Investment as additional capital without affecting Cosan’s consolidated debt position; and (ii) relevant government approvals to be obtained (“Suspensive Conditions”).

The Agreements envisage the transport to the Port of Santos (São Paulo) of approximately 9 million tonnes per year after the conclusion of the Investment and 184 million tonnes of the Product between 2010 and 2028, if the Suspensive Conditions are met. This additional quantity assures significant growth, given that in 2008, ALL transported a mere 2.0 million tonnes of the Product.

This project will enable Rumo to explore the future potential of its sugar port terminal, the largest in the world, with static storage capacity for 435,000 tonnes and annual loading capacity of 15 million tonnes of sugar or grain, operating both with solid grain and bagged sugar. This partnership underlines the Cosan’s and ALL’s commitment to constantly seek greater benefits for their clients.

COSAN
COSAN is one of the largest producers of sugar and ethanol in the world. With a crushing capacity of more than 44 million tones of sugar cane, the Company holds over 8% of the local market.

CONTACT: COSAN S.A. Indústria e Comércio

Investor Relations (IR)

Paulo Diniz, CFO and Investor Relations Officer
Luiz Felipe Jansen Mello, Investor Relations Manager
Tel: (11) 3897-9797
E-mail:   ri@cosan.com.br
website: www.cosan.com.br/ir

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March 9th, 2009

Media Relations

Máquina da Notícia
Press Office
Tel: (11) 3147-7900

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of COSAN. These are merely projections and, as such, are based exclusively on the expectations of COSAN’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in COSAN’s filed disclosure documents and are, therefore, subject to change without prior notice.

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Item 2

Cosan Limited

Response to Request from BM&F Bovespa

Cosan Limited (Bovespa: CZLT11 and NYSE: CZZ) (the “Company”), in response to BM&F Bovespa’s request No. 637/09 dated as of April 7, 2009 to the effect that “Given the latest price variations of Cosan Limited’s BDRs, as illustrated below, we hereby request you to inform us as soon as possible if you are aware of any event that would justify such fluctuation”, hereby announces that we do not believe that there is any information disclosed by Company that might justify such variation.

BDR's
Prices (R$ / BDR)
Date	Low	High	Last	Var %
03/16/09	6.73	6.73	6.73	-7.55%
03/17/09	6.07	6.20	6.10	-9.36%
03/18/09	6.00	6.11	6.00	-1.64%
03/19/09	5.98	6.10	5.98	-0.33%
03/20/09	5.69	5.93	5.70	-4.68%
03/24/09	5.70	5.70	5.70	0.00%
03/25/09	5.56	5.75	5.74	0.70%
03/26/09	5.40	5.85	5.85	1.92%
03/27/09	5.70	5.94	5.94	1.54%
03/30/09	5.55	5.55	5.55	-6.57%
03/31/09	5.65	5.65	5.65	1.80%
04/01/09	5.78	5.75	5.78	2.30%
04/02/09	5.80	6.77	6.77	17.13%
04/03/09	6.69	8.30	7.71	13.88%
04/06/09	8.21	8.89	8.50	10.25%
04/07/09	9.82	10.82	10.14	19.29%

Incidentally, we note that during the period indicated above the Company announced in its Notice to the Market dated as of March 23, 2009, the appointment of Mr. Marcelo Eduardo Martins as a member of the Board of Directors and the new Chief Financial and Investor Relations Officer of Cosan S.A. Indústria e Comércio and Cosan Ltd. Concurrently, the Board of Directors of each company has accepted the resignation of Mr. Paulo Sérgio de Oliveira Diniz from his positions of member of the Board of Directors, Chief Financial and Investor Relations Officer.

São Paulo, April 8, 2009

Marcelo Eduardo Martins
CFO and Investor Relations Officer